Filed by International Steel Group Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: International Steel Group Inc. Commission File No. 001-31926

The following is a transcript of an investor presentation given by Ispat International N.V. on October 25, 2004.

You may obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group, Inc., 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430. You may also obtain documents filed with the SEC by Ispat International free of charge if you request them in writing from Ispat International N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at (31) 10-217-8800.

Final Transcript

Conference Call Transcript

IST — Ispat/LNM/ISG Analyst/Investor Conference Call

Event Date/Time: Oct. 25. 2004 / 9:00AM ET
Event Duration: N/A

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FINAL TRANSCRIPT

IST — Ispat/LNM/ISG Analyst/Investor Conference Call

CORPORATE PARTICIPANTS

Chuck Burgess
Abernathy MacGregor Group — IR

Wilbur Ross
International Steel Group Inc. — Chairman

Lakshmi Mittal
Mittal Steel Company — Chairman & CEO

Aditya Mittal
Mittal Steel Company — President & CFO

Rodney Mott
International Steel Group Inc. — President & CEO

CONFERENCE CALL PARTICIPANTS

Aldo Mazzaferro
Goldman Sachs — Analyst

Julien Onillion
HSBC Securities — Analyst

Wayne Atwell
Morgan Stanley — Analyst

Michael Gambardella
JP Morgan — Analyst

Cavis Vanever (ph)
Analyst

Anthony Rizzuto
Bear Stearns — Analyst

Bruce Klein
CSFB — Analyst

Chicagura Snowbec (ph)
CSFB — Analyst

Jeff (ph)
Analyst

Wayne Cooperman
Cobalt Capital Management — Analyst

Brett Levy
Jefferies & Company, Inc. — Analyst

Charles Bradford
Bradford Soleil & Research — Analyst

Dwayne Tennomer (ph)
First Capital Alliance — Analyst

PRESENTATION

Operator

Good morning everyone and welcome to the morning’s conference call. Joining us today are Mr. Lakshmi Mittal, Chairman and Chief Executive Officer of Mittal Steel Company N.V.; Aditya Mittal, President and Group CFO, Mittal Steel Company N.V.; and Mr. Wilbur Ross Jr., Chairman of International Steel Group Incorporated. (OPERATOR INSTRUCTIONS) Now, I’ll turn the call over to Chuck Burgess, please go ahead, sir.

Chuck Burgess — Abernathy MacGregor Group — IR

I would like to remind you that this conference call contains forward-looking statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective management’s current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The transactions may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the transactions. The market for our products may change or be impacted by competition, new data, supply issues, or marketplace trends.

For more detailed information on the risks and uncertainties associated with Ispat International’s and ISG’s business activities, see our respective reports filed with the Securities and Exchange Commission. The companies undertake no obligation to publicly update their forward-looking statements, whether as a result of new information, future events, or otherwise.

Ispat International intends to file with the Securities and Exchange Commission a registration statement on Form F-4 that will include a proxy statement of ISG and a prospectus of Ispat International and other relevant documents in connection with the proposed transaction. In addition, Ispat International will publish and make available to shareholders of Ispat International, and file with Euronext Amsterdam N.V., a prospectus. Investors and security holders are urged to read the prospectus regarding the acquisition when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available. Investors and security holders of Ispat International and ISG are urged to read the proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about

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IST — Ispat/LNM/ISG Analyst/Investor Conference Call

Mittal Steel Company and ISG and the proposed transaction. Investors and security holders may obtain a free copy of these materials, when they are available, and other documents filed with the Securities and Exchange Commission at the SEC’s Website at www.sec.gov. Ispat International and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the proxy statement and prospectuses.

And now I would like to turn the call over to Mr. Wilbur Ross.

Wilbur Ross — International Steel Group Inc. — Chairman

I would like to start by introducing to you the team sitting with me today. In addition to myself—

Lakshmi Mittal — Mittal Steel Company — Chairman & CEO

Operator, we have some background noise—

Wilbur Ross — International Steel Group Inc. — Chairman

Operator, can you take the background noise, all of them should be in a listen-only mode, thank you.

Operator

Yes, sir. That was wrong.

Wilbur Ross — International Steel Group Inc. — Chairman

There is all types of background noise, you should put everyone else in a listen-only mode.

Operator

Yes sir, I’ll will mute that line.

Wilbur Ross — International Steel Group Inc. — Chairman

Thank you, and good morning everyone. I would like to start by introducing you to the team sitting here with me today. In addition to myself, as you know, I am Chairman of ISG and I will become a Board Member of Mittal Steel. In addition, Mr. Lakshmi Mittal, who is the CEO of Mittal Steel; Aditya Mittal, who will become President, Group Financial Officer, and a Member of the Board; Malay Mukherjee, who will become Chief Operating Officer; and Rodney Mott, who will become CEO of our combined US operations.

This is a really exciting day for me and I think for all of you because the transaction we are now announcing is going to change the entire world’s steel map. This will create the largest and more importantly in many, many markets around the world, the lowest cost producer, and will create an entity that has investment-grade debt characteristics to it. It will also be an entity that is quite vertically integrated and is relatively self sufficient both in iron ore pellets, coke, and then integrated all the way on through very, very high quality finishing capability. I think that this will provoke a lot of change in the rest of the steel industry, every bit as much as ISG’s original formation provoked a lot of change in the American steel industry. And I’d now like to turn it over to Mr. Lakshmi Mittal, who will describe to you our purpose today.

Lakshmi Mittal — Mittal Steel Company — Chairman & CEO

Thank you Wilbur and good morning to all of you who are participating in this call. I welcome, heartily, the participants on behalf of ISG group and also on behalf — who are participating on behalf of ISG. It’s a great day today and I’m also very excited about the transactions, which we are going to discuss in this morning’s call. This morning, the purpose of this call is to announce two transactions and the creation of a new global powerhouse in the steel sector.

First, merging of Ispat International and LNM Holdings to create Mittal Steel. Ispat is acquiring LNM for 100 percent stock consideration. Mittal Steel will be a financially strong unified platform through which to achieve best-in-class operating and financial performance. Second, we are announcing the merger of ISG with Mittal steel, gaining the number one position in the North American industry. Mittal Steel is acquiring ISG for a combination of $21 per share in cash and a variable number of shares based on an exchange ratio, which floats within a collar.

On a pro forma basis, economic interest in the Mittal Steel will consist of 9 percent owned by ISG’s public shareholders, 3 percent owned by Ispat public shareholders and 88 percent owned by the Mittal family. Completion of the LNM merger is expected by the end of 2004; completion of ISG acquisition is expected by the end of Q1 2005. Mittal steel will be the global number one company, offering substantial new opportunities both to exploit the knowledge and expertise of the two groups and to unlock the significant organic growth potential.

The composition of Mittal steel, if you look at this graph on the Website, you’ll see that Ispat International has 29 percent share, LNM Group has 45 percent, and ISG has 26 percent. And combined all these, this composition’s total 9 months pro forma basis has a shipment of 43 million tons. Operating earnings of this 43 million tons on a pro forma basis for 9 months is about $4.9

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IST — Ispat/LNM/ISG Analyst/Investor Conference Call

billion of which Ispat contributes 25 percent, ISG contributes 11 percent, and LNM Group contributes 64 percent.

We are a global leader, and based on pro forma 2004 estimates, we’ll have a production of approximately 57 million tons, which clearly puts the group in number one position in the steel industry. We’ll have a revenue of $31.5 billion, which also puts the group in number one position. Operating earnings of 6.8 to $7.0 billion, and we believe this is also number one in the steel industry. Based on Friday’s close, the transaction has a market capitalization of $18.5 billion, which we also believe is the highest market capitalization among the steel companies in the world. We’ll have a net debt of $3.2 billion at year end, less than half times operating income. It’s clearly is an investment-grade characteristic. We’ll have operations in 14 countries across 4 continents. We’ve 165,000 proud employees. In a global ranking, based on market capitalization, we will have $18.5 billion, which is the highest among the steel companies. In shipment, based on pro forma fiscal year 2004, Mittal Steel figures of 2004 and for the rest 2003 we will have shipments of 57 million tons. In North America, on the first half actual pro forma basis, we will have a shipment of, in North America, of 13.6 million tons.

In operating earnings, first half actual pro forma basis is — Mittal Steel, combined entities of all the 3 companies, has operating earnings of $2.7 billion. If you look at the product mix of the group, we have out of 43 million tons, the shipments for 9 months ‘04, 26 percent is long and 74 percent is flat. If you look at the geographic mix of the production of the shipment, we have 47 percent in North America, which includes Mexico, Canada, and Trinidad, we have 32 percent in Europe, and 21 percent for the rest of the world. It clearly demonstrates geographic diversity of the products.

If you look at the group structure, we can define the group in 3 zones. North America, which constitutes North America, Europe, and rest of world. North America has shipment of — for 9 months — 20 million tons. We are number one producer and we have operations in US, Canada, Mexico, and Trinidad. In Europe, we have a shipment of 13.5 million tons, we are number two in Europe, number one in Central Eastern Europe with operations in France, Germany, Poland, Czech Republic, Romania, Bosnia, and Macedonia. In rest of world, we have shipments of about 9.2 million tons. Number one in Africa, leading exporter to China, and operations in Kazakhstan, South Africa, and Algeria.

Other key operating attributes of the group. In terms of raw material, if we look at iron ore, over 40 percent is coming from captive sources and the group has large reserves of over 2 billion tons. Similarly on coal, 40 percent is from captive source and large reserves of over 1.5 billion tons. Coke, the group is neutral on its coke needs. Spot sales by some companies offset spot buys in others. Direct reduced iron supplement is a substitute for the scrap; we are number one in the world with a total production capacity of 11 million tons.

We are not only in the steel making business, we also have strong infrastructure in some of our facilities like deep-water ports. We have the railway facilities, railcars, and locomotive. We also have very high quality engineering workshops. We are clearly — has a leadership in technology, we have all the 3 technologies, minimill technology, integrated minimill, and integrateds.

If you look at our CAGR for last 15 years, it is an average of 19 percent, which is a phenomenal CAGR if you compare with any other steel company in the world. 2004 however includes Iscor and Poland — Iscor, which is a South African company, Poland which is — PHS is Polish company, and pro forma number of ISG. By the way, if we continue to follow this CAGR of 19 percent, we will soon be producing the world global production. So there is a limit to such kind of a CAGR going forward. With this, I will hand it over to Wilbur to give us an overview of ISG.

Wilbur Ross — International Steel Group Inc. — Chairman

I think that you can see already why we are so excited at ISG to be a part of this new company and why we are delighted to own over $2 billion worth of stock in it. So my friend, this is by far the largest single investment we have made in anything.

ISG, as many of you know, is the leading North American producer with production capacity of 20 million tons per year generated from facilities in 8 states throughout the Eastern and Central United States with significant production flexibility and modern facilities, and as you know, a very competitive cost structure consisting of a highly productive culture, pattern setting labor agreement, and no legacy costs. In addition, we have had a disciplined financial strategy and a conservative capital structure.

The transaction summary of the deal with Mittal is as follows — It is the acquisition for cash and stock of all of the outstanding shares of ISG. The payment is $21 cash per share plus shares in Mittal, based on a floating exchange ratio between 0.4793 shares of Mittal per ISG share and 0.6087, subject to a collar with a floor of $34.50. Total pro forma shares outstanding will be 704 million of which the Mittal family will own 88 percent based on Friday’s closing Ispat stock price. The total transaction value we estimate to be $4.5 billion including the assumption of ISG’s debt based on Friday’s closing Ispat stock price. The public bonds of ISG will remain outstanding to a noncallable, nonfloatable and they will stay outstanding; they will be unaffected by this. The competitive advantages of the new enterprise are the following — Financial strength, unmatched scale and scope, very high margins, very low cost production, geographic and product diversity, integrated business model, a strong financial profile which uniquely positions us for future growth and best of all, a proven management team.

Now I will turn it over to Aditya Mittal to give you an overview at this time.

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FINAL TRANSCRIPT

IST — Ispat/LNM/ISG Analyst/Investor Conference Call

Aditya Mittal — Mittal Steel Company — President & CFO

Good morning and good afternoon to everybody on the line. My name is Aditya Mittal. I am going to start with an overview of Ispat International. Most of you should be familiar with this Company. This is the surviving entity of the 3-way merger and will be renamed as Mittal Steel Company towards the end of the year.

Today, this Company has a production capacity of over 18 million tons before this transaction. It has steel making operations in 6 countries, primarily in North America and Western Europe. The countries are listed on the slides in front of you. The 9-month shipment is approximately 12.4 million tons, revenues are $6.3 billion, and operating earning of $1.4 billion for 9 months. The Company also issued earnings this morning and had an EPS of $3.91 for the third quarter 2004. This Company is also traded on The New York Stock Exchange and Amsterdam Euronext under the ticker symbol IST.

Let me now begin with an overview of LNM. LNM is the private company which is being acquired by Ispat International for 525 million shares. I am going to try and spend some more time on LNM as it is an entity, which is relatively unknown due to its private nature. LNM is among the top 5 steel producers in the world on its own. It has a production capacity of over 32 million tons with a diversified portfolio of flat and long products. It has steel making operations in 7 emerging market countries. The countries are listed on the presentation as well, but primarily they are Poland, The Czech Republic, and Romania — we consider that as being part of Europe — Kazakhstan, and then in Africa, South Africa, and Algeria. We also list Bosnia, but that transaction is still pending and is expected to close in the next 3 weeks.

If we look at the overall steel making capacity, we are roughly equally divided between Europe and rest of the world, which is 50 percent Europe and the other 50 percent in the rest of the world. The other key feature of the LNM Group is its vertical integration through the ownership of coal and iron ore mines, coke making facilities, engineering workshops, and various infrastructure facilities. Early on in the presentation, our Chairman discussed the actual mining capacity of iron ore, coal as well as its reserves, and I’m will not get into the details at this point in time. The company has 9 month 2004 shipments of approximately 19 million tons, revenues of $9.9 billion, and operating earnings of $3.2 billion. As part of the release, which discussed the merger agreements this morning, we’ve attached LNM Holdings financials as well.

Let’s get to the transaction. The overall 3-way merger is a 2-step process. The first step in this transaction is the acquisition by Ispat International N.V. of LNM Holdings N.V. The acquisition is a share transaction and the consideration is 525 million shares issued to the Mittal family. These shares are issued in the same proportion as existing Mittal family ownership of Ispat International. And it will result in an additional issuance of approximately 385 million Class B shares and 140 million Class A shares.

Let me try and put this acquisition in perspective. Based on Friday’s close, the market capitalization — based on market capitalization of Ispat International N.V. on Friday, the aggregate consideration for LNM Holdings is 13.3 billion. As I mentioned earlier, the operating income is $3.2 billion, and third quarter operating income itself is about $1.25 billion. Let’s annualize these numbers, add depreciation, and we’ll get an EBITDA number of $5 billion. The Company post a dividend payment of $2 billion and will have a net cash position at the end of December 31, 2004. Therefore if you are looking at an EBITDA multiple, based on Friday’s close, the multiple is pretty attractive. Therefore we believe this acquisition is in the interest of Ispat International shareholders and it’s a pleasure for Mittal to find on that. Furthermore, since this is a share deal, all the assets and liabilities of LNM are being assumed. The total pro forma outstanding shares post this acquisition is 643 million shares, and the company will be renamed Mittal Steel.

Let me walk you through the next slide, which talks about the pro forma combined Ispat/LNM companies, which is really the pro forma combined of Mittal Steel. Let me add, these are pro forma numbers, they are unaudited numbers, and therefore should be treated as estimates. The shipment numbers are evident from the slides, but let me just repeat it. 10.8 million tons for the third quarter leading to a number of 31.4 million tons for 9 months, and expected shipment number of 42 million tons for this full year.

The important take-aways from the slide are the following. Let us first focus on the superior operating performance of LNM. As we can see, LNM Holdings has a significant operating margin of 31.8 percent. That margin is among the best in the global steel industry, and it’s reflective of its low-cost steel making base and its vertical integration. Furthermore, as I mentioned earlier, LNM operates in primarily high-growth economies, and therefore has future potential of growing its revenue line and to certain degree maintaining its operating margin.

Let us also talk about the gearing levels of the combined entity. As you can see on a pro forma combined basis, the company has a net debt position of about $500 million. This will grow to about $1 billion towards the end of the year post the dividend. This demonstrates that the pro forma group of Mittal Steel has substantial debt raising capability, has a low-grade (ph) balance sheet, and as mentioned earlier, investment-grade specific.

The last point I wanted to mention on this Slide, which is not evident, is the low tax environment, which LNM Holdings operates in. The 5 principle facilities, let’s take Poland and the Czech Republic, they are in low tax environments of 19 and 25 percent respectively. In Algeria, there is a tax holiday for about 10 years. In Romania, there is a tax holiday for 5 years. In Kazakhstan, there is an investment tax agreement till 2009. And there is significant annuals at our subsidiary in South Africa called

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IST — Ispat/LNM/ISG Analyst/Investor Conference Call

Saldanha. Therefore the low-tax environment leads to high point of earnings going forward.

Let us now focus on the pro forma combined including ISG. Clearly, these financials are outstanding; that speak for themselves vis-a-vis the global steel industry. The pro forma revenues for 9 months is $22.5 billion and operating income of about $5 billion for the 9 months. If we add back the depreciation, we are looking at $5.5 billion EBITDA for 9 months. If you focus on the third quarter itself, which has been a record quarter for LNM, Ispat, and ISG, we can see that the shipment level of about 15 million tons, revenues of $9 billion and operating income of $2.2 billion. If you were to add depreciation and get to EBITDA, we’ll get $2.4 billion of EBITDA for the combined entity with a net debt of $573 million as of Q3 2004. We expect this number, as I mentioned earlier, to increase marginally to about 700 to $800 million towards the end of the year.

Let me now talk about 2004 full-year outlook. In the fourth quarter, we see selling prices increasing marginally. We see quantity is declining due to seasonal factors. We see some increases in raw material costs and an increase in working capital. We expect for 2004 to have shipments of approximately 57 million tons. Revenue expected to be $31.5 billion and operating earnings between 6.8 to $7 billion representing an operating margin of over 20 percent. The earnings per share is expected to be in the range of $7.20 to $7.40. Depreciation, as I mentioned earlier, is approximately $800 million for the year. The pro forma net debt calculation is done based on adding the consideration for the purchase of ISG and we get to a pro forma net debt position of $3.2 billion. All these pro forma numbers assuming the maximum issuance of shares and the figures do not include any purchase accounting adjustments.

Therefore, to conclude, the outlook is positive, generally flat based on third quarter results, and on a combined basis, the balance sheet of Mittal Steel Company along with ISG is very strong, investment-grade statistic, and has high-growth potential going forward. With that I hand it back to our Chairman for concluding remarks. Thank you.

Lakshmi Mittal — Mittal Steel Company — Chairman & CEO

Thank you, Adit. Now, it’s time that we open for questions and answers, and Christy, please go ahead.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Wayne Cooperman, Cobalt Capital.

Wayne Cooperman — Cobalt Capital Management — Analyst

Actually I was just dialing in to tell you that there is lot of noise on the line, but you took care of that, thanks. But Congratulations on a great deal.

Operator

(OPERATOR INSTRUCTIONS) Wayne Atwell, Morgan Stanley.

Wayne Atwell — Morgan Stanley — Analyst

Good morning and congratulations on a very accretive deal. Could you discuss synergies between the Inland and the ISG assets. My understanding is that first and probably the most exciting area of synergies would be the 2 mills in Chicago, but could you explain cost cutting and such between these entities?

Lakshmi Mittal — Mittal Steel Company — Chairman & CEO

Rodney?

Rodney Mott — International Steel Group Inc. — President & CEO

We are looking forward to merging the operations as much as we can there in the Indiana area. The first stop there though is to push through with our new labor agreement into the Inland facilities. That should increase the productivity in that plant. Also it will allow us to go through with some job reductions through attrition and of course through the combination of the corporate staffs; we should pick up some other synergies there. Additionally, we’ll be looking at moving iron around between the plants in order to optimize production on each of the facilities. Of course, we’ll also go through, again, minimize our CapEx expenditures by looking forward to combining the operations, not duplicating CapEx, and use the strength of the Ispat Group in order to do the raw material buying for those plants. Overall, there should be numerous synergies. We have yet to put together the teams to analyze those. That should be happening over the next couple of weeks.

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FINAL TRANSCRIPT

IST — Ispat/LNM/ISG Analyst/Investor Conference Call

Aditya Mittal — Mittal Steel Company — President & CFO

Wayne, could I just add one point that Rodney touched on which is significant? As part of this transaction, we have also signed a letter of agreement with the USWA, which Rodney covered, in terms of trying to achieve the productivity norms at ISG facilities — at our facility in Chicago at Ispat Inland.

Wayne Atwell — Morgan Stanley — Analyst

Would you be interested in going upstream in buying some coal assets or are you going to concentrate on steel?

Aditya Mittal — Mittal Steel Company — President & CFO

In which market?

Wayne Atwell — Morgan Stanley — Analyst

In any market.

Aditya Mittal — Mittal Steel Company — President & CFO

The idea of the group is always to increase its vertical integration and therefore to the extent that opportunities are available in low-cost areas to increase our vertical integrations in terms iron ore or coal, metallurgical coal, we will look in to that, definitely.

Wayne Atwell — Morgan Stanley — Analyst

Well, with your assets in so many different countries, I guess, you’ll have a lot of options in terms of where you can buy coal, you can move coke around.

Lakshmi Mittal — Mittal Steel Company — Chairman & CEO

We always look at this, Wayne, very carefully. And we have coal operations in 2 countries, and as Aditya said, we will continue to look at opportunities for further increasing our coal mining capacity and as you might have known from ISG, they are also going to start mining, one of the coal mining operations very soon and they are — Rodney, would you like to say about your coal mining operations?

Wayne Atwell — Morgan Stanley — Analyst

Yes, again, within the ISG Group, we have just this summer opened up our first of our coal reserves in Western Pennsylvania, and we have also filed the permits and made the leased agreement with an operator for additional 2 million tons of annualized capacity that we will be bringing on late next year. So, again, the Company’s strategies are being vertically integrated, match up very well.

Operator

Aldo Mazzaferro, Goldman Sachs.

Aldo Mazzaferro — Goldman Sachs — Analyst

Hi, Good morning it is Aldo Mazzaferro with Goldman. On the — 2 questions, I just wonder if you have any plans on a globally, and in North America could possibly reduce capacity in a site or any kind of reduction of capacity on a synergy basis. And then my second question is regarding the shares that would be outstanding owned by the Mittal family. I was wondering if you have any lock-up agreements on those shares or whether there would be any comments from the management as to whether those shares would be freely for sale immediately.

Rodney Mott — International Steel Group Inc. — President & CEO

Aldo, I am — it is Rodney again. I would like to speak for the North American operations. Again, we sum up to a lot of synergies between the companies. And every time we are talking about them we are looking at opportunities to increase the capacity and the utilization in North America. There is no other facilities that are being targeted, they are all for reduction or a shutdown. We are really excited about the ability to grow, now that we have a strong partner working with us. And to the question about the shares, Aditya?

Aditya Mittal — Mittal Steel Company — President & CFO

No, let me add something more to what Rodney said about the capacity. As we have said during our presentation that we have a lot of opportunities on the newly acquired companies, like in Poland and Romania. And we see that opportunities to grow in both countries. Of course, the markets also in those countries are also growing.

Rodney Mott — International Steel Group Inc. — President & CEO

In terms of the shares, there are no lock-up agreements or standstill agreements, either at ISG side or at Ispat International or LNM Holdings side. Clearly, the family, if it were to sell a large number of shares, would do through registered offerings, something like that. At this point in time, there are no such plans, as we believe. The Company has good potentials in terms of its growth, objectives, and realizing the benefits of the consolidation in the US steel industry.

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FINAL TRANSCRIPT

IST — Ispat/LNM/ISG Analyst/Investor Conference Call

In terms of the ownership percentages, as I mentioned earlier, Ispat International is issuing 525 million shares to LNM Holdings. This is in addition to Mittal family’s existing ownership within Ispat International and then they will be issuing approximately between 48.5 to 61.5 million shares to ISG depending on the collar mechanism. Therefore in the presentation, we used about 700 million shares — 704 million shares as the approximate number for the total number of shares outstanding post to transaction.

Aldo Mazzaferro — Goldman Sachs — Analyst

Great. Could you tell us of that 704 million, what would be the trading close, likely I guess there would be million plus, whatever Ispat has at this time.

Aditya Mittal — Mittal Steel Company — President & CFO

It would be about 10, 10.5 percent.

Aldo Mazzaferro — Goldman Sachs — Analyst

10 to 10.5 percent.

Aditya Mittal — Mittal Steel Company — President & CFO

I mean it’s 10 to 11.5 percent really in terms of the range.

Aldo Mazzaferro — Goldman Sachs — Analyst

Right, depending on what you issue.

Aditya Mittal — Mittal Steel Company — President & CFO

And depending on where the stock pay is, obviously the total will be dependant on that. Based on Friday’s close it about $2 billion.

Operator

Cavis Venever, Lehman Brothers.

Cavis Vanever Analyst

Good morning and my congratulations first of all. Could you shed some light on how you arrived at the evaluation for the intermediate step of Mittal merging with Ispat?

Aditya Mittal — Mittal Steel Company — President & CFO

Sure. As I mentioned in my presentation, we in terms of the operating performance for 2004, the forecast states EBITDA of around $5.4, $5.5 billion for LNM Holdings. If you look at the aggregate consideration based on Friday close of $13.2 billion, we are looking at a relatively low EBITDA to enterprise those multiples. And then also mentioning that the pro forma net cash number is $100 million. In terms of the process that was followed, there was an independent committee or a special committee with independent directors which reviewed various evaluation metrics. I am not pretty aware of the evaluation metrics that they utilized as they were independent, and the Mittal family was excused from all such meetings either at the board level or at the committee level and the committee was advised by Credit Suisse First Boston as well as [Inaudible] in arriving at the consideration value.

Operator

Bruce Klein, CSFB.

Bruce Klein — CSFB — Analyst

Congratulations. If you can help us just — I think you said the net debt was, I think, pro forma for the 3-way was 3.2. If you can help us, maybe break it out — the bigger pieces of that, how much was cash, that will be helpful. And secondly, just on a — I didn’t know — on the — Inland has the nine-and-three-quarter percent [Inaudible] . Can I get to know if there is any flexibility to exercise the equity clawback or that’s not going to be applicable here?

Lakshmi Mittal — Mittal Steel Company — Chairman & CEO

Okay. Let’s take your first question first. In terms of the net debt numbers, the — I’m going to try and break it up by entity, and then give you the consolidated number. As I mentioned earlier, LNM Holdings towards the end of the — post dividend declaration will have a net debt number of negative 100 or net cash position of $100 million. We expect Ispat International to have net debt number of about a billion dollars. And therefore the combined Mittal Steel Company towards the end of the year will have pro forma net debt number for about $900 million. We then look at ISG’s balance sheet, and ISG will have about 200 to $250 million of net debt towards the end of the year. My definition of net debt is cash and cash equivalents that ables to bank some portion of ST debt and long-term debt, which will results in about 1.1 to $1.2 billion in terms of net debt for the combined entities. We then add the purchase consideration, which is 50 percent cash and based on a $42 price we get to $2.1 billion. That takes the total net debt number of all the 3 entities to $3.2 billion on a pro forma basis. As I mentioned earlier, these are estimates.

Bruce Klein — CSFB — Analyst

Okay, and on the second question?

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FINAL TRANSCRIPT

IST — Ispat/LNM/ISG Analyst/Investor Conference Call

Aditya Mittal — Mittal Steel Company — President & CFO

The second question in terms of the Inland financing, there are no call provisions in the term debt, but there is some equity clawback provision, ultimately there is — it’s market based.

Bruce Klein — CSFB — Analyst

Will this transaction trigger that call? Would you be able to use the call?

Aditya Mittal — Mittal Steel Company — President & CFO

No, it would not trigger that call.

Bruce Klein — CSFB — Analyst

It will not trigger?

Aditya Mittal — Mittal Steel Company — President & CFO

Yes.

Bruce Klein — CSFB — Analyst

And then lastly, just on the — with regards to USWA — you guys spoke a little bit quickly in your initial comments, but what are — what are the thoughts there with regards to specifically, Inland and then are there any legacy liabilities at LNM Holdings prior to this transaction?

Rodney Mott — International Steel Group Inc. — President & CEO

We have been in a — this is Rodney again. We’ve been in discussions with the steel workers for the last week or so, regarding this transaction. They are very comfortable with the transaction, all the way through their organization. We’ve also met with the executive team, they are from the Inland local and again they understand the need to get more aligned with the ISG productivity model. At the same time, through this group, we are recognizing the workers at Inland and the need they are continuing with some of the legacy costs. The pensions will be kept in place, the retiree benefits will be kept in place, and really going forward that would get them in line with the ISG model and the benefit packages of ISG.

Lakshmi Mittal — Mittal Steel Company — Chairman & CEO

The existing employees will not be adversely affected.

Aditya Mittal — Mittal Steel Company — President & CFO

If I could address your question on deferred employee benefit. As a group, we have this philosophy of not having legacy liabilities and that’s why we were attracted to the ISG model, which is relatively free of legacy liabilities. We see the same thing at LNM Holdings, just based on the balance sheet numbers year-end — not year-end, third quarter, we’re looking at deferred employee benefits of $97 million.

Bruce Klein — CSFB — Analyst

That’s specifically LNM?

Aditya Mittal — Mittal Steel Company — President & CFO

LNM Holdings?

Bruce Klein — CSFB — Analyst

Yes.

Aditya Mittal — Mittal Steel Company — President & CFO

And therefore clearly, the level of deferred employee benefits at LMN Holdings is very minimal and there are no plans which are ongoing. These are adopted plans based on them being in existence when you acquired. Clearly, at Ispat Inland, we still have the deferred employee benefit obligation for the [Inaudible] and the pension. And we will work in terms of the labor — this letter of agreement with the union to see what we can do with those liabilities.

Bruce Klein — CSFB — Analyst

Okay, and lastly on the rating agencies, you said, you guys met or got any weaker — you mentioned a couple of times, investment grade type metrics. Have you anything — any thoughts from where they are coming out?

Aditya Mittal — Mittal Steel Company — President & CFO

We have just informed the rating agencies this morning of the transaction. We expect that when they review our financials and the growth prospects of the combined entities, looking at the credit statistics, they will move forward to review their ratings and provide us with what we think that the Company deserves.

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FINAL TRANSCRIPT

IST — Ispat/LNM/ISG Analyst/Investor Conference Call

Operator

Julien Onllion, HSBC Securities.

Julien Onillion — HSBC Securities — Analyst

I’ve got 4 questions. First question is concerning the US Steel activities. Today’s steel market is extremely strong in the US, it is going down a little, but still remaining extremely strong. If tomorrow, we have a major collapse of the market or downturn, how you will react to that in the US? And my question behind that because with the new group, you have a lot of possibilities, I was thinking about Mexicana. Are you thinking that in the future or long-term you could sell directly from Mexico slabs to the US within the group? Is it something you are thinking about? Second question, still in the US concerning now your new market position. First question, do you believe you’ll have problem with the regulators because of your new market position in the US, you think the deal will go on without any problems? And do you think you have still some space to make small acquisition in the US or do you think now you are too big, I would say to have any merger/acquisition in the US? Third question is concerning Europe. You spoke about a little synergy you could develop in the US. In East Europe and West Europe, with Ispat and LNM Group, do you think there is any synergies? I know Germany is far from Poland, but do you think that there is something synergy you can also do in Europe in terms of organization, and could you quantify that if it’s possible? And final question I would say, which is more a strategy question, is concerning China. You — I mean is it now the leading market in the world, it’s a growing market also. I know that LNM had some talks — you had some talk with Bahi Iron and Steel, you are also sending a lot in China’s from Kazakhstan. But do you think with the new size of the plant — you new size of the group tomorrow, you will have a more aggressive strategy in China, and that there is possibility for you to have a real big industrial position in China in a long term? Thank you.

Aditya Mittal — Mittal Steel Company — President & CFO

Rodney?

Rodney Mott — International Steel Group Inc. — President & CEO

That’s a lot of questions there to answer in a hurry. I’ll go through the first — I’ll do the first couple of ones related to the United States. Certainly in the United States, we’ll have a very large market share. We do recognize that our market does cycle some but it’s much similar to what we’ve done within ISG. We’ll go through as a combined group, identify a way to flex as with the marketplace. We’ll flex the operations. And certainly having more facilities, in this case it’ll be up to 12 blast furnaces, it’ll be much easier for us to schedule our outages to try to match up with the market cycles, or to identify which is the higher cost facility and reduce those first when the market goes slow. We’ll also be working with the Steelworkers Union on a way to reassign the workers during those times when the market is slow, where we may pick people from one area put them to another so that our employees will have their security, while we are still adjusting to the marketplace. The second part of the question regarding the slabs in Mexico. It would be our intent to use those slabs where we can to increase our capacity. We wouldn’t be using those in any place to displace our own steel making, but rather use that to gain in the market share. We do see some possible synergy there. It is exciting to think that we could increase the utilization where we have the additional hot mill capacity throughout our organization. But at this time, again, that will be coming through our studies over the next few weeks.

Lakshmi Mittal — Mittal Steel Company — Chairman & CEO

Regarding synergies in the Central and Eastern Europe, perhaps you recall that all the LNM Holdings, operations and business was managed by Ispat International. A lot of exercise has been done for synergies, capturing those synergies. And though as I mentioned that we still opportunities to grow in Central and Eastern Europe. As far as China is concerned, we have already announced a project in China for the downstream facilities, and we normally do not comment on our acquisition activities. But as a group, I definitely believe that as a global leader in the steel industry we must have our footprints in China.

Aditya Mittal — Mittal Steel Company — President & CFO

The last comment on the regulators, we do not expect to see any difficulty, I think Wilbur can add to this point in terms of his experience of [Inaudible] there exist in the US.

Wilbur Ross — International Steel Group Inc. — Chairman

Yes, we have not so far, in any of our acquisitions, gotten a request for further information and we are optimistic that we would get very prompt treatment here. We believe the concentration ratios are such that there should not be any substance to problem here and I’m told that we also don’t expect any with the EU.

Operator

Brett Levy, Jefferies & Company.

Brett Levy — Jefferies & Company, Inc. — Analyst

Hi guys, congratulations. Let’s see, first up, based on the way the earnings power seems to be going for all your entities, it would seem that especially if the ISG transaction closes in February of

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FINAL TRANSCRIPT

IST — Ispat/LNM/ISG Analyst/Investor Conference Call

next year that the pro forma number could be lower on the debt side. I guess, I was wondering as you guys look at this transaction, where does all the excess cash go between now and February 1?

Aditya Mittal — Mittal Steel Company — President & CFO

Well some of that excess cash will be used to finance the transaction though ideally we would not be taking on additional debt facilities to finance this transaction. That’s in terms of the sources of some of this cash. As a business philosophy, as you have seen LNM Holdings balance sheet, we have been very focused on reducing the total leverage as we believe, to be the leader in the steel industry, we have to have a lowly geared balance sheet. We see the same thing at ISG and now due to the result of this combination of all the 3 companies on a combined basis the whole Company will have a lowly geared balance sheet. We think that is the model for the steel industry going forward and we are committed to that model and 9therefore we’ve got to pair down debt further and perhaps build up some cash for further acquisitions.

Brett Levy — Jefferies & Company, Inc. — Analyst

In terms of some other subsidiary debt and specifically the Ispat Inland debt will that be recourse to any entity beyond that all the way up to Mittal Steel or is that strictly going to be at the guarantor level of Ispat Inland?

Aditya Mittal — Mittal Steel Company — President & CFO

The Ispat Inland debt, we are talking of the main bond financing out there that is guaranteed by the parent, which will now be renamed as Mittal Steel Company. So this will have a guarantee of the combined entity.

Brett Levy — Jefferies & Company, Inc. — Analyst

And the last one relates to sort of the landscape of automotive and contract negotiations at this point, can you guys talk, it would be the question generally asked of both Ispat Inland and of ISG, how are those negotiations going — sort of there has been talk around of sort of a 20 to 25 percent increase and obviously that we are getting close to the finish line on those and then there is also some sort of variable cost elements and also talk about the whether the trend is towards more 1-year contracts. Just generally if can give some color on the contract discussions thus far.

Rodney Mott — International Steel Group Inc. — President & CEO

Yes, certainly if we go through this type of transaction and this is something that we have to be very careful talking about and really we don’t have the opportunity yet to talk about the different negotiations within the Company and I think you really ought to refer back to what you’ve heard from the Inland presentations previously or from ISG separately on anything regarding the market place.

Brett Levy — Jefferies & Company, Inc. — Analyst

Okay, thanks guys and congrats again.

Operator

Anthony Rizzuto, Bear Stearns.

Anthony Rizzuto — Bear Stearns — Analyst

Got some follow-up questions here. First of all on the regulatory front, by my calculations you have approximately 40 percent of the US flat rolled market and I believe US Steel would have another 25 percent. I am concerned that 65 percent of the US market by 2 players is going to send up yellow flag and I just would like to explore that a little more in terms how far gotten with regulators? And second question, to help us frame global synergies — certainly I understand it’s on a very preliminary basis — but if you can help us better understand what kind of synergies and cost reduction potential there is for the group here, in this combination?

Wilbur Ross — International Steel Group Inc. — Chairman

On the regulatory aspect there have obviously been no discussions yet with regulators, we’ll been filing the Hart-Scott-Rodino relatively shortly but the definition of market is a lot more precise than just the broad brush of flat rolled sheets. And when you analyze the individual sub markets, we feel comfortable that there are no sub centered (ph) problems.

Anthony Rizzuto — Bear Stearns — Analyst

And the second question about synergies, if —

Lakshmi Mittal — Mittal Steel Company — Chairman & CEO

On the Synergies, Rodney has already described the process, which we are going to follow and I can only say that we are going to start assessing the synergies in the next couple of months and we will inform. But as a global group I think there are a lot of synergies, which will come to the group as a whole arising out of our knowledge management program, arising out of our global experience, in terms of our purchasing power, in terms of our marketing knowledge, in terms our technological experience. So

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FINAL TRANSCRIPT

IST — Ispat/LNM/ISG Analyst/Investor Conference Call

definitely the group as a whole will be definitely benefited by this transaction.

Anthony Rizzuto — Bear Stearns — Analyst

It’s not uncommon for similar mergers in other industries that we’ve seen in the metals and mining, the total synergies equating to the levels of maybe 3 to 5 percent of revenues, would this be fair to look at in order of magnitude with this combined entity?

Aditya Mittal — Mittal Steel Company — President & CFO

I think you should wait for the synergies number, when it is ready we will come back to you.

Anthony Rizzuto — Bear Stearns — Analyst

Thank you very much.

Operator

Charles Bradford, Bradford Soleil & Research.

Charles Bradford — Bradford Soleil & Research — Analyst

Could you define the timing of this transaction, when we can expect the various documents and so on?

Aditya Mittal — Mittal Steel Company — President & CFO

Yes, sure. Let us try and divide the transaction in two. Let us just focus on the first transaction. The first transaction is Ispat International acquiring LNM Holdings. That transaction is expected to close by December end this year. The controlling shareholder of both the entities, which is the Mittal family has already given its voting agreement that is we vote in favor of this transaction. Therefore, its primarily [Inaudible] for the final requirements, which would take place but the transactions should close by December 31, ‘05. The other transaction is subject to the closing of this transaction. Therefore, the ISG combination, the merger between Ispat and LNM is a condition precedent. Moving forward, we expect to receive registry of clearance and other regulatory clearances during the same time frame and therefore we’d expect to close the ISG transaction within the first quarter of 2005 as well. And in that transaction as well, the family has agreed to vote affirmative in the Mittal Steel Board general meeting which will occur approving that transaction.

Charles Bradford — Bradford Soleil & Research — Analyst

Do you need any approval for the existing non-Mittal family ISG shareholders?

Aditya Mittal — Mittal Steel Company — President & CFO

We need approval for the minority shareholders. We don’t need any approvals as such, but we would — they have the right to vote at the annual general meeting.

Wilbur Ross — International Steel Group Inc. — Chairman

You meant Ispat, not ISG because ISG will have the shareholder meeting, and we’re quite confident that that will not be controversial.

Operator

Michael Gambardella, JP Morgan.

Michael Gambardella — JP Morgan — Analyst

Congratulations on the deal. Have a couple of questions. In terms of the raw material position, when you look at the 3 independent groups today, LNM, IST and ISG, are any of them net sellers of raw materials?

Aditya Mittal — Mittal Steel Company — President & CFO

You have one more question.

Michael Gambardella — JP Morgan — Analyst

When you look at the 3 groups that you have today that you’ll be combining on these 2 transactions, are any of the groups independently net sellers of raw materials?

Aditya Mittal — Mittal Steel Company — President & CFO

Yes, if you look at the LNM, it is a net seller in coke, metallurgical coke.

Michael Gambardella — JP Morgan — Analyst

How much?

Aditya Mittal — Mittal Steel Company — President & CFO

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FINAL TRANSCRIPT

IST — Ispat/LNM/ISG Analyst/Investor Conference Call

It is a net seller of 2 million tons of metallurgical coke, which they’ve been supplying to some of the local producers as well as within the group. Apart from this, we are basically consuming our own production.

Michael Gambardella — JP Morgan — Analyst

So, would any of that 2 million tons of coke be diverted to any of the new companies that are joining Mittal Steel?

Aditya Mittal — Mittal Steel Company — President & CFO

Yes, last year we did supply to Ispat Inland, this year we supplied some material to Ispat Inland in Chicago and hopefully, we will also supply some materials to ISG next June.

Michael Gambardella — JP Morgan — Analyst

But in terms of the overall picture, the raw material position of the 3 companies really doesn’t change that much on this transaction, is that correct?

Rodney Mott — International Steel Group Inc. — President & CEO

I want to clarify what I think Lakshmi was saying, is that, they have a net sales that goes to about 2 million tons and ISG is a net buyer that goes to about 2 million tons as we said in the presentation. We get this off to a neutral position. According to the [Inaudible] direct shipments, there is sales out of one area’s stock buy into another part of that. We’ll lease them out to — again a synergy that we will find, we’ll be having the availability to raw material within the group.

Lakshmi Mittal — Mittal Steel Company — Chairman & CEO

But what it will mean on a net-to-net basis is that, we have relatively little exposure to the stock market, which has been so troublesome in the past year. And for the rest of the supplies, we have already had a long-term contract with the raw material suppliers CVRD and MBR and other iron ore producers.

Aditya Mittal — Mittal Steel Company — President & CFO

Michael I think what’s happening is that, LNM Holdings have a very high degree of vertical integration. And as you combine the 2 companies, the vertical integration grows up to 40 percent in iron ore and metallurgical coke. But that is very significant considering the fact that we expect to ship about 60 to 63 million tons of steel and we’re the largest steel company in terms of production capacity. The message really is that, as such a large company, we have 40 percent vertical integration for iron ore, about 40 percent vertical integration for met coke and we’re generally coke-neutral, which is a very strong position, vis-a-vis [Inaudible] what appears—

Michael Gambardella — JP Morgan — Analyst

Okay and the second question is in regards to the 2 classes of common stock, was there any consideration into — collapsing it into one class, and what are the differences in the voting rate between Class A and Class B. And when you look at the Mittal family, what is the economic interest versus the voting interest in the combined entity at the end of the day?

Aditya Mittal — Mittal Steel Company — President & CFO

As you know Michael, the transaction structure is at Ispat International that has acquired LNM and subsequent to that acquiring ISG. Therefore, there is no corporate change at Ispat International and therefore, we do not collapse the voting structure and the voting structure is continuing as it was. In terms of the economic interest, it is largely around 88.5 percent to approximately 90 percent. Again, these numbers are pro forma and depend on the number of issuance of the shares to ISG shareholders and the voting difference, Class A has a single vote and Class B has 10 votes and you can do the math in terms of that—

Lakshmi Mittal — Mittal Steel Company — Chairman & CEO

From the ISG point of view, we did a very careful study, and we don’t find any perceptible difference particularly where there is a controlling block. No perceptible difference between 1-vote shares and 10-vote shares in terms of trading value. So, we do not feel that there is anything adverse from ISG point of view to taking the 1 vote per share and that also has the added benefit. Those are the shares that have the most market liquidity and the most slope.

Michael Gambardella — JP Morgan — Analyst

Okay. Last question. Are all 3 entities — are they on the same accounting standards in terms of GAAP numbers?

Aditya Mittal — Mittal Steel Company — President & CFO

Yes, they all are US GAAP numbers. Clearly as a European Company, we will have to file IFRS starting 2005. We will have 2 accounting reports. The only difference in terms of purchase accounting, which we should all be aware of, is that there is LIFO at ISG and before the different inventory method and clearly, there would be some purchase accounting adjustments. So, those issues

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FINAL TRANSCRIPT

IST — Ispat/LNM/ISG Analyst/Investor Conference Call

will be there. And all the numbers that are there are before any purchase accounting adjustments.

Michael Gambardella — JP Morgan — Analyst

Okay. Last question. What are you going to do for an encore after this?

Lakshmi Mittal — Mittal Steel Company — Chairman & CEO

What would you suggest—

Michael Gambardella — JP Morgan — Analyst

I am sure I will be surprised in the future as well.

Operator

(Chicagura Snowbec) (ph) , CSFB.

Chicagura Snowbec — CSFB — Analyst

My question is related to total shipments in topline, the 2004 outlook that you are giving, how much of this actually is the China?

Aditya Mittal — Mittal Steel Company — President & CFO

Going forward, we will not be breaking out shipments to specific countries. I think there was a slide which talked about how much is Europe, how much is — just I can repeat that for you, the shipments in terms of North America is about 47 percent, Europe is 31 percent, and the rest of the world is 22 percent, rest of the world includes our operations in Africa as well as Asia.

Chicagura Snowbec — CSFB — Analyst

Okay, and Asia would be a big portion of it?

Aditya Mittal — Mittal Steel Company — President & CFO

Well, by Asia, we are including Kazakhstan. And clearly Kazakhstan is turning a significant portion of its tonnage into both the western part of China as well as eastern part of China.

Chicagura Snowbec — CSFB — Analyst

And in terms of Europe, 31 percent — I assume it includes the Central and Eastern Europe, how much of this 31 percent is to the emerging Europe?

Aditya Mittal — Mittal Steel Company — President & CFO

Well, we would then have to exclude Romania, because Poland and the Czech Republic are part of the EU now. The EU versus the non-EU, the shipment number is about 4.5 million tons, and therefore, about 30 percent of that number is non-EU.

Chicagura Snowbec — CSFB — Analyst

Is there any — I just have a quick question on the North American part, maybe the question is answered already, I apologize if that’s the case. For ISG, we talked about — you talked about it in the past — your strategy of getting to 80 percent contract business, 75 to 80 percent for ‘05, is there going to be any change following this merger to the contract strategy?

Aditya Mittal — Mittal Steel Company — President & CFO

Could I just, before you start, make a small clarification. I think I made a small mistake because I was giving 9 months’ versus 3 months’ number. That should be the shipments of Sidex, out of this Europe is probably 7.5 to 8 percent, not the 10 or 11 percent number that I gave.

Chicagura Snowbec — CSFB — Analyst

7.5 to 8 percent — 8 million tons, you mean?

Aditya Mittal — Mittal Steel Company — President & CFO

No. The other way to read out the numbers, I will just start again. North America 47 percent. Let’s say 23 to 24 percent EU; 8 percent Europe non-EU; 7, 8 percent in Europe non-EU and 22 percent rest of the world. Okay, and your question regarding the contract business, again we can’t talk about our plans going forward, it is in the marketing area. But as you have just heard during our ISG presentation, again we do believe that in North America there is a need to go after substantially large part of your business being contract business. We are being very successful growing our share on a contract basis and would be expecting to go somewhere over 75 percent contract business within ISG.

Chicagura Snowbec — CSFB — Analyst

Last question is related to integration issues maybe for ‘05. One of the requirements this year, obviously, from an economic standpoint is the Sarbanes-Oxley 404. And you made some progress on the

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FINAL TRANSCRIPT

IST — Ispat/LNM/ISG Analyst/Investor Conference Call

ISG side, how do this issue be tackled within 2005 with the integrated entity. In other words Ispat Inland also had made some progress or is there is any issue that we should be aware of?

Lakshmi Mittal — Mittal Steel Company — Chairman & CEO

Well, the first point is that as a form filer, our requirement is for the year-end 2005. So that’s — I think that captures everything. We are — as Ispat International and as LNM making significant progress in terms of SOX 404 and we expect to take from ISG. Now, I’ll ask Rodney to elaborate on that.

Wilbur Ross — International Steel Group Inc. — Chairman

You might notice that ISG actually reported it’s earnings several days earlier than it informed.

Chicagura Snowbec — CSFB — Analyst

Yes, I did.

Wilbur Ross — International Steel Group Inc. — Chairman

And you can quite correctly interpret, it is meaning that they were able to pull everything together even more rapidly either than we had in prior quarters or than we had originally anticipated. So we feel we are well on the way to what we need to do.

Lakshmi Mittal — Mittal Steel Company — Chairman & CEO

We will take one more question.

Operator

(Dwayne Tennomer, First Capital Alliance) (ph) .

Lakshmi Mittal — Mittal Steel Company — Chairman & CEO

There is just enough time, we will take one more question.

Dwayne Tennomer — First Capital Alliance — Analyst

Congratulations. I was going to get more details on the history of this transaction, how did this transaction come together, who approached who and what have you, and also you may have mentioned this earlier but I — if so I didn’t hear. What kind of breakup fee is associated with the transaction?

Wilbur Ross — International Steel Group Inc. — Chairman

This is Wilbur Ross, I will give you both. The Mittals and I met some several weeks ago and we had an immediate love affair. In that we both felt that we each had more income with the other than either of us did with any of the other steel companies. In that case, there is a great deal of confidence that the corporate culture would not be anything very shocking in terms of requiring change. So that was the start of it and then the obvious synergies between Inland and ISG and the obvious importance of their very strong raw material supply relative to some of the issues we have had. And then finally they and we are equally obsessed with the overall financial strength of the Company and are quite determined to achieve investment grading. Think that answers both questions. As to the breakup, see as you know, it is well established practice in the US to have a 3 percent breakup fee. That’s what we have here, it’s roughly a $125 million.

Dwayne Tennomer — First Capital Alliance — Analyst

Okay, one last thing, when will Mittal shares begin to — when they will be issued?

Wilbur Ross — International Steel Group Inc. — Chairman

Well, it is not Mittal’s shares being issued, it is Ispat, which is already trading. We simply changed its name to Mittal upon the completion of the merger.

Dwayne Tennomer — First Capital Alliance — Analyst

I see. Okay.

Operator

Ladies and gentlemen, that concludes today’s conference call. I will now the turn the call back over to Lakshmi Mittal for any closing remarks. Please proceed, sir.

Lakshmi Mittal — Mittal Steel Company — Chairman & CEO

Thank you very much and I thank all of you who have participated in this call. As I said in the beginning of this call that all of us within our Company, in our group, the management and employees, all of us are very excited about this transaction. Perhaps to know that this is a very unique transaction, it’s a very global transaction and this is one of the largest transaction steel industry has ever seen. And it creates a lot of benefit to the whole group in terms of synergies, in terms of its leadership, and I believe that it is going to create a very large, appreciable shareholder value. I will handover to Wilbur for his final comments.

Wilbur Ross — International Steel Group Inc. — Chairman

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FINAL TRANSCRIPT

IST — Ispat/LNM/ISG Analyst/Investor Conference Call

We are sorry we had to spring such a complicated thing on you so quickly. But you’ll notice from the preannouncement trading, there was no leakage whatsoever and we are very, very happy, but that was the case with such a transaction involving so many entities all around the world. We think that this is the way that the future powerful companies, vertically integrated, and very strong financially, that is the way to the future in the steel industry. And we will be fascinated to see what kind of competitive response that elicits from rest of the industry.

Lakshmi Mittal — Mittal Steel Company — Chairman & CEO

Finally, I will like to welcome all the shareholders and investors of ISG to Mittal Steel Company, and I look forward to talking to you very soon. Thank you. Bye, bye, have a good day.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect.

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